FORM 425

Filed pursuant to Rule 425 under the Securities Act of 1933, as amended.

Filed by: The Thomson Corporation

Subject Company: Reuters Group PLC

Exchange Act File Number of Subject Company: 333-08354

Note: The news release below was issued jointly by The Thomson Corporation and Reuters Group PLC on October 30, 2007. The filing of this news release under Rule 425 shall not be deemed an acknowledgment that such a filing is required or that an offer requiring registration under the Securities Act of 1933, as amended, may ever occur in connection with the possible business combination transaction described herein.

THOMSON AND REUTERS PROVIDE EC REGULATORY UPDATE

STAMFORD, Conn., LONDON, October 30, 2007 – The Thomson Corporation (NYSE: TOC; TSX: TOC) and Reuters (LSE: RTR, NASDAQ: RTRSY) today confirmed that they have requested a 10 working day extension to the European Commission’s ongoing regulatory Phase II review of Thomson’s proposed acquisition of Reuters. This extension was volunteered by both companies to allow the Commission more time to assimilate all of the information provided by Thomson and Reuters, as well as third parties, in the interests of securing a clearance decision within an expedited timeframe.

Additional updates to the Commission’s timetable could occur throughout the course of the review process, though Thomson and Reuters continue to anticipate completion of the Commission’s Phase II review in the first quarter of 2008.

About The Thomson Corporation:

The Thomson Corporation (www.thomson.com) is a global leader in providing essential electronic workflow solutions to business and professional customers.  With operational headquarters in Stamford, Conn., Thomson provides value-added information, software tools and applications to professionals in the fields of law, tax, accounting, financial services, scientific research and healthcare.  The Corporation’s common shares are listed on the New York and Toronto stock exchanges (NYSE: TOC; TSX: TOC).

About Reuters:

Reuters (www.reuters.com), the global information company, provides indispensable information tailored for professionals in the financial services, media and corporate markets. Through reuters.com and other digital properties, Reuters now also supplies its trusted content direct to individuals. Reuters drives decision making across the globe based on a reputation for speed, accuracy and independence. Reuters has 17,500 staff in 94 countries, including 2,400 editorial staff in 196 bureaux serving 131 countries. In 2006, Reuters revenues were £2.6 billion.

The directors of Thomson and Reuters accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of Thomson and Reuters (who have taken all reasonable care to ensure such is the case), the information contained herein for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

DEALING DISCLOSURE REQUIREMENTS

Under the provisions of Rule 8.3 of the Takeover Code (the ‘Code’), if any person is, or becomes, ‘interested’ (directly or indirectly) in 1% or more of any class of ‘relevant securities’ of Thomson or of Reuters, all ‘dealings’ in any ‘relevant securities’ of that company (including by means of an option in respect of, or a derivative referenced to, any such

‘relevant securities’) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the Transaction becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the ‘offer period’ otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an ‘interest’ in ‘relevant securities’ of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.

 Under the provisions of Rule 8.1 of the Code, all ‘dealings’ in ‘relevant securities’ of Thomson or Reuters by Thomson or Reuters, or by any of their respective ‘associates’, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.

‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a ‘dealing’ under Rule 8, you should consult the Panel.

CAUTIONARY NOTE CONCERNING FACTORS THAT MAY AFFECT FUTURE RESULTS

This news release includes forward-looking statements, such as Thomson’s and Reuters beliefs and expectations regarding the European Commission regulatory review process for their proposed transaction. These statements are based on certain assumptions and reflect Thomson’s and Reuters current expectations. There can be no assurance that the European Commission regulatory review process will be completed during the time period specified in this news release, or that the proposed transaction will be consummated. The closing of the proposed transaction is subject to various regulatory approvals and the fulfillment of certain conditions, and there can be no assurance that any such approvals will be obtained and/or such conditions will be met. All forward-looking statements in this news release are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. These risks and uncertainties include, without limitation, the effect of regulatory conditions, if any, imposed by regulatory authorities and the reaction of Thomson’s and Reuters customers, suppliers, competitors and others to the proposed transaction. Additional factors that could cause actual results or events to differ materially from current expectations are discussed in Thomson’s and Reuters respective materials filed with the securities regulatory authorities in Canada, the United Kingdom and the United States (as the case may be) from time to time including The Thomson Corporation’s 2006 Annual Report on Form 40-F and Reuters Group PLC’s 2006 Annual Report on Form 20-F, each of which has been filed with the U.S. Securities and Exchange Commission (SEC). Any forward-looking statements made by or on behalf of Thomson or Reuters speak only as of the date they are made. Thomson and Reuters each disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

This document does not constitute an offer for sale of any securities or an offer or an invitation to purchase any such securities. Following satisfaction or waiver of the pre-conditions to the proposed transaction, documents relating to the proposed transaction will be furnished to or filed with the SEC. Shareholders are urged to read such documents regarding the proposed transaction if and when they become available, because they will contain important information. Shareholders will be able to obtain free copies of these documents, as well as other filings containing information about the companies, without charge, at the SEC’s website at www.sec.gov, at the Canadian securities regulatory authorities’ website at www.sedar.com (in the case of Thomson) and from Thomson and Reuters. These documents will also be available for inspection and copying at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, United States. For further information about the public reference room, call the SEC at 1-800-732-0330.

Contacts:
Reuters:
Investor Relations enquiries	The Thomson Corporation:
Miriam McKay	Investor Relations enquiries
Global Head of Investor Relations, Reuters	Frank J. Golden
+44 (0) 207 542 7057	Vice President, Investor Relations
+44 (0) 7990 567057	+1 (203) 539 8470
Miriam.mckay@reuters.com	frank.golden@thomson.com

UK Media enquiries	US Media enquiries
Victoria Brough	Fred Hawrysh
Global Head of Financial PR	Global Director, External Communications
+44 (0) 207 542 8763	+1 (203) 539 8314
victoria.brough@reuters.com	fred.hawrysh@thomson.com

US Media enquiries	UK Media enquiries
Frank DeMaria	Will Tanner
SVP, Corporate Communications, Americas	will.tanner@finsbury.com
+1 646 223 5507	Edward Simpkins
frank.demaria@reuters.com	Edward.simpkins@finsbury.com
Finsbury
+44 (0) 207 251 3801